RAINCHIEF ENERGY INC

Management's Discussion and Analysis Of Financial Conditions
And Results Of Operations ("MD&A")

For The Three Months and Nine Months Ending September 30, 2009

(Unaudited)

RAINCHIEF ENERGY INC.

Management's Discussion and Analysis of Financial Conditions and
Results of Operations
("MD&A")

(Unaudited)

For the three and nine months ending September 30, 2009

This report is dated November 30, 2009

The following discussion and analysis prepared as at November 30, 2009, explains trends in the financial condition and results of operations of Rainchief Energy Inc. ("REI" or "the Company") for the three and nine months ended September 30, 2009 as compared to the same periods in 2008. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the unaudited consolidated financial statements of the Company for the three and nine months ended September 30, 2009 and the audited consolidated financial statements of the Company for the year ended December 31, 2008. In addition, this discussion should also be read in conjunction with Management's Discussion and Analysis ("the Annual MD&A") incorporated into the 2008 Annual Report. The Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial statement figures are reported in Canadian dollars unless explicitly stated otherwise.

Caution on Forward-Looking Information

This report contains certain statements that constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management's expectation or plans. These statements include, but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management's ability to predict or control including risks that may affect REI's operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, REI is able to finance future acquisitions on reasonable terms; and that REI maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under "Risk and Uncertainties" contained elsewhere in this discussion. REI undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

RAINCHIEF ENERGY INC.

Management's Discussion and Analysis of Financial Conditions and
Results of Operations
("MD&A")

(Unaudited)

For the three and nine months ending September 30, 2009

Overview

The Company is a British Columbia corporation (incorporated on December 28, 2000. The registered office is at 4th Floor 888 Fort Street Victoria, British Columbia, V8W 1H8. The corporate office is at Suite 361, 1275 West 6th Avenue, Vancouver, BC, Canada, V6H 1A6; telephone (604)-676-1032. We do not have an agent in the United States.

The Company was incorporated under the name Black Diamond Holdings Corporation. On June 26, 2007 the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008 the Company changed its name to Rainchief Energy Inc. The Company is listed on the OTC bulletin board under the symbol RCFEF.

The Company is a junior oil and gas exploration company focused on the identification and evaluation for acquisition undervalued oil and gas assets in Canada and the United States. The Company seeks to acquire ownership of abandoned wells, wellbores and proven petroleum and natural gas reserves, implement strategic reactivation drilling programs and capture remaining production and revenue from these assets. The Company will also seek out opportunities to purchase working interests in larger drill programs with larger upside potential.

Organization Structure

Rainchief Energy Inc. (the "Company") has one wholly-owned subsidiary, Point Grey Energy Inc., an Alberta, Canada, corporation.

On September 30, 2009 the Company disposed of two subsidiaries, Black Diamond Importers Inc., a British Columbia, Canada, corporation and Liberty Valley Wines, LLC., a Delaware, U.S, limited liability company.

Activities in the Oil and Gas Sector

Pursuant to a Purchase Agreement dated November 14, 2008, the Company agreed to acquire a 10% carried interest in certain oil and gas rights in a property located in the Montag area of Alberta, Canada (the "Montag Property") for total consideration of $40,500. The vendor also granted the Company the right of first refusal to any future transfers of its rights, claims and interests in the Montag Property. The acquisition is subject to the resolution of a dispute between the vendor and the underlying owner and operator of the Montag Property with respect to the vendor's entitlement to working and non-working interests in the Montag Property.

RAINCHIEF ENERGY INC.

Management's Discussion and Analysis of Financial Conditions and
Results of Operations
("MD&A")

(Unaudited)

For the three and nine months ending September 30, 2009

Recent corporate developments

Acquisition of oil and gas interest
On July 8, 2009 the Company acquired a 100% Working Interest in 256 hectares of petroleum and natural gas lands in the Peace River area of Alberta, Canada for a total cost of $10,501.

Disposal of discontinued operations
During 2008, the Company decided to exit its wine and spirit distribution operations in Canada and the United States operated through its wholly-owned subsidiaries, Black Diamond Importers Inc. and Liberty Valley Wines LLC. The decision to cease the wine and spirit distribution operations was made concurrent with the commencement of the Company's investment in oil and gas operations in Alberta, Canada.

On September 30, 2009 the Company disposed of its interest in the subsidiaries engaged in the discontinued business to a director of the Company for a consideration of $10,000, offset against his loan account with the Company. The director concerned abstained from voting on the transaction. The results of operations and cash flows of the disposed subsidiaries to the date of disposal are included in the interim consolidated financial statements.

Termination of management agreement
On September 30, 2009 the management agreement with Mr. Robert Moynes, the Vice-President of the Company was terminated by mutual agreement. Mr. Moynes will continue to serve as a director and as Acting Chief Financial Officer of the Company.

RAINCHIEF ENERGY INC.

Management's Discussion and Analysis of Financial Conditions and
Results of Operations
("MD&A")

(Unaudited)

For the three and nine months ending September 30, 2009

Selected Annual Information

The following table provides a brief summary of the Company's annual financial data for the latest three fiscal years ended December 31, 2008:

	Years ended December 31,
	2006	2007	2008
	$	$	$
Continuing operations
Net loss	262,780	454,014	371,150
Basic and diluted loss per share	0.02	0.04	0.02

Discontinued operations
Net loss	177,892	70,776	114,823
Basic and diluted loss per share	0.01	0.00	0.01

Total assets	113,145	112,313	64,737
Total liabilities	469,387	451,077	344,822

Results of Operations

Continuing Operations

For the three months and nine months ended September 30, 2009, respectively, the Company had net losses from continuing operations of $670,936 and $1,189,016. (Three months and nine months ended September 30, 2008, $76,291 and $179,193, respectively).

During the three months and nine months ended September 30, 2009, respectively, the Company incurred accounting and legal expenses of $2,379 and $59,766 (three months and nine months ended September 30, 2008, respectively, $20,300 and $46,850). The increase of expense in this category is attributable to compliance with increased regulatory requirements for public companies.

During the nine months ended September 30, 2009, the Company incurred consulting expenses relating to the Company's entry into the oil and gas exploration business in the amount of $20,000 (nine months ended September 30, 2008 - $Nil) and general business consulting in the amount of $26,385 (nine months ended September 30, 2008 - $Nil). The Company did not incur any consulting expense during the three months ended September 30, 2009 (three months ended September30, 2008 - $10,784 for general business consulting services)

RAINCHIEF ENERGY INC.

Management's Discussion and Analysis of Financial Conditions and
Results of Operations
("MD&A")

(Unaudited)

For the three and nine months ending September 30, 2009

During the three months ended March 31, 2009 the Company accrued $53,607 in respect of a claim made by a third party in December 2008 for the Company's breach of a copyright and licensing agreement entered into in April 2008.

Management fees for the three and nine months ended September 30, 2009 remained fixed at US$30,000 and US$60,000, respectively (three and nine months ended September 30, 2008, US$30,000 and US$60,000 respectively). The changes in the amounts recorded in the periods under review result from fluctuations in the exchange rate between the US and Canadian Dollars.

During the three months ended September 30, 2009 the Company recorded a net loss on the sale of two insolvent subsidiaries in the amount of $630, 190 (three months ended September 30, 2009 - $Nil).

Discontinued operations

The Company recorded revenues of $1,384 and $3,838 from sales of wines and spirits for the three and nine months ended September 30, 2009, respectively; a decrease of $1,574 from the amount recorded for the three months ended September 30, 2008, and a decrease of $739 from the amount recorded for the nine months ended September 30, 2008. These decreases are attributable to the winding down of the Company's activities in the wine and spirit distribution business.

No advertising and promotion expense was incurred for the three and nine months ended September 30, 2009, respectively as compared with expense of $12,296 and $17,163 for the three and nine months ended September 30, 2008, respectively.

The recovery of office and telephone expense in the amount of $2,405 during the three months ended September 30, 2009 (three months ended September 30, 2009 - expenditure of $ 6,136) arose from the write back of certain expenses accrued in prior periods for services which were ultimately not delivered.

On September30, 2009, the subsidiaries engaged in the Company's discontinued operations recorded a gain of $745,152 on the write-off on debts owed to the holding company prior to their disposal by the holding company.

The Company incurred foreign exchange gains of $575 and $4,155 for the three and nine months ended September 30, 2009, respectively; as compared with foreign exchange losses of $9,142 and $15,613 for the three and nine months ended September 30, 2008. The foreign exchange losses result from changes in the foreign currency exchange rate between the Canadian and US Dollars.

RAINCHIEF ENERGY INC.

Management's Discussion and Analysis of Financial Conditions and
Results of Operations
("MD&A")

(Unaudited)

For the three and nine months ending September 30, 2009

Financial position

The Company's working capital position as at September 30, 2009 improved to a deficit of $260,504 as compared to a working capital deficit of $281,225 as at December 31, 2008.

The decrease in working capital deficit for the nine months ended September 30, 2009 of $20,721 is due to an increase in GST receivable of $11,916 and a reduction of current liabilities relating to discontinued operations of $165,879. These reductions were offset by increases in amounts advanced by related parties and current liabilities of $80,403 and $19,066, respectively, and a reduction of current assets relating to discontinued operations of $57,524.

Cash balances decreased by $81 from December 31, 2008 to September 30, 2009.

Liquidity and Capital Resources

Cash provided during the three and nine months ended September 30, 2009 was $68,902 and $281,388, respectively, comprised of advances from related parties of $36,588 and $8,141 for the three and nine months ended September 30, 2009, respectively, and share capital and share subscriptions received of $32,314 and $199,978 for the three and nine months ended September 30, 2009; respectively.

The cash provided was used to fund the Company's operating activities for three and nine months ended September 30, 2009.

RAINCHIEF ENERGY INC.

Management's Discussion and Analysis of Financial Conditions and
Results of Operations
("MD&A")

(Unaudited)

For the three and nine months ending September 30, 2009

Quarterly Disclosure - Eight Quarters Preceding Most Recently Completed Financial Year

The following table sets forth selected unaudited financial information prepared by management of the Company.

		Three months ended
				September
	December 31,	March 31,	June 30,	30,
	2008	2009	2009	2009

Revenues - discontinued operations	10,190	194	2,260	1,384
Net profit (loss)	(227,902)	(120,653)	(402,663)	73,298
Basic and Diluted profit (loss) per
share	(0.01)	(0.01)	(0.02)	0.00

		Three months ended
				September
	December 31,	March 31,	June 30,	30,
	2007	2008	2008	2008
	$	$	$	$

Revenues - discontinued operations	(2,941)	(550)	(1,069)	(2,958)
Net loss	(336,490)	(17,780)	(98,571)	(141,554)
Basic and Diluted loss per share	(0.02)	(0.00)	(0.01)	(0.01)

Earnings Information

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

RAINCHIEF ENERGY INC.

Management's Discussion and Analysis of Financial Conditions and
Results of Operations
("MD&A")

(Unaudited)

For the three and nine months ending September 30, 2009

Transactions with Related Parties

As reported in the unaudited consolidated financial statements for the three and nine months ended September 30, 2009, the Company was involved in certain transactions with related parties:

During the three months and nine months ended September 30, 2009 and 2008, the Company paid management fees in the amounts of $32,977 and $105,345 respectively (three months and nine months ended September 30, 2008, $31,704 and $92,199 respectively), to the President and Vice-President of the Company, who are also directors of the company.

During the three months ended June 30, 2009, the Company issued share warrants with a fair market value of $197,296 to the directors of the Company (three months and six ended June 30, 2008 - $nil). Each warrant entitles the holder to purchase one common share at a price of US$0.08. The warrants expire on June 30, 2014.

During the three months ended June 30, 2009, a person related to the directors of the Company advanced $6,000 to the Company (three months and nine ended September 30, 2008 - $nil). This amount is interest-free and has no fixed terms of repayment. As of the date of this report the Company has repaid $500 to the lender.

These transactions were in the normal course of operations and have been recorded at their exchange amounts.

Subsequent events

On October 26, 2009, the Company completed a non-brokered private placement of 720,000 units at a price of US$0.05 per unit, raising gross proceeds of $37,951 (US$36,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.10 per share for a period of one year.

On October 26, 2009, the Company issued 250,000 units at a price of US$0.05 per unit for settlement of a debt in the amount of $13,178. One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.10 per share for a period of one year.

RAINCHIEF ENERGY INC.

Management's Discussion and Analysis of Financial Conditions and
Results of Operations
("MD&A")

(Unaudited)

For the three and nine months ending September 30, 2009

Significant Accounting Policies

The Company's critical accounting estimates are as described in the Company's 2008 Consolidated Annual Financial Statements

Changes in Accounting Policies

The Company did not change any of its prior accounting policies during the first nine months of 2009.

New Accounting Standards Not Yet Adopted

International Financial Reporting Standards
In January 2006, the CICA Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Company is evaluating the impact of the transition to IFRS on the Company's financial statements.

Off Balance Sheet Arrangements
The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments
Effective January 01, 2007, the Company adopted the accounting standards as set out in Section 3855 "Financial Instruments - Recognition and Measurement", and Section 3861 "Financial Instruments - Disclosure and Presentation" of the Canadian Institute of Chartered Accountants (CICA) Handbook. These standards were adopted on a prospective basis with no restatement to the prior years' financial statements.

a)	Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

RAINCHIEF ENERGY INC.

Management's Discussion and Analysis of Financial Conditions and
Results of Operations
("MD&A")

(Unaudited)

For the three and nine months ending September 30, 2009

The Company classifies its financial instruments into one of the following balance sheet categories:

  Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

  Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

  Held-to-maturity investments, loans and receivables, or other financial liabilities - all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

  Cash is classified as held-for-trading and accordingly carried at its fair value;

  Accounts receivable and amounts due from related company are classified as loans and receivables, and accordingly carried at their amortized costs;

  Accounts payable and accrued liabilities, promissory notes payable, and amounts due to related parties are classified as other financial liabilities and are currently carried at their amortized cost.

The classification and re-measurement of the Company's opening balances for financial instruments other than available-for-sale financial assets has resulted in no material gains or losses that require an adjustment to the Company's opening deficit balance as at January 01, 2007.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

The adoption of this standard did not have a material impact on the Company's financial statements.

RAINCHIEF ENERGY INC.

Management's Discussion and Analysis of Financial Conditions and
Results of Operations
("MD&A")

(Unaudited)

For the three and nine months ending September 30, 2009

Internal Control over Financial Reporting

As at the date of this report, management is not aware of any change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Outstanding Share Data

(a)	Common shares Authorized
Unlimited number of common shares without par value.

Issued and outstanding as at November 30, 2009
27,838,852 common shares for a net consideration of $2,249,967

(b)	Outstanding stock options as at November 30, 2009 Nil

(c)	Outstanding share purchase warrants as at November 30, 2009
8,820,000 warrants at a weighted average exercise price of US$0.10 per share. The warrants expire at various dates between October 31, 2009 and June 30, 2014

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan. For the nine months ended September 30, 2009, we recorded a net loss of $450,018 from operations compared to a net loss of $266,754 for the nine months ended September 30, 2008. The financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. However, as shown in note 1 to the consolidated financial statements, our ability to continue operations is uncertain.

The Company continues to incur operating losses, and has a consolidated deficit of $2,851,755 as at September 30, 2009. Operations for the nine months ended September 30, 2009 have been funded primarily from the issuance of share capital and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders). We estimate that we will require at least $500,000 to

RAINCHIEF ENERGY INC.

Management's Discussion and Analysis of Financial Conditions and
Results of Operations
("MD&A")

(Unaudited)

For the three and nine months ending September 30, 2009

begin a series of undervalued oil and gas property acquisitions in Western Canada. The funds required are to pay for license transfer fees, purchase existing wellbores and to bid on the property Landsales and if successful pay for the land lease to the Crown. All land in the Province of Alberta is owned by the Crown and is leased to the highest bidder through a public Landsale auction system. A full implementation of our business plan for these property acquisitions will be delayed until the necessary capital is raised.

Our entry into the oil and gas property acquisition business may not be successful and there are risks attendant to these activities which are different from our wine distribution business. The Company intends to retain a third party petroleum engineer to assist the Company by identifying undervalued oil and gas interests in Western Canada and the United States that might be appropriate to acquire. The individual will have experience in the petroleum industry and be responsible for all operations of the newly established 100% subsidiary Point Grey Energy Inc

The oil and gas property acquisition business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit producing and non-producing opportunities. Even with capital and experience, the industry risks of drilling dry holes and cost overruns are significant. Environmental compliance is an increasingly complex and costly burden to entry for many new exploration areas, and often times, and even if permits are obtained, they are sufficiently restrictive that a property cannot be explored to its full potential.

We may not be able to locate acquisition opportunities, or finance those we can. We offer no assurance that our entry into this business activity will be successful. Pursuant to a Rights Purchase Agreement dated November 14, 2008, the Company agreed to acquire certain oil and gas rights in a property located in the Montag area of Alberta (the "Montag Property") for a total consideration of $40,500. The acquisition is pending on the resolution of a dispute between the vendor and the underlying owner and operator of the Montag Property with respect to the vendor's entitlement to a working interest in the Montag Property. The amount paid by the Company for the property interest has been written off due to current uncertainty of ownership (see Note 5 to the unaudited interim consolidated financial statements for the three months ended March 31, 2009), and ownership of the interest is the subject of litigation in the Judicial District of Calgary (to which neither the Company nor its subsidiary Point Grey are parties).

Risks Related to Our Stock.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and

RAINCHIEF ENERGY INC.

Management's Discussion and Analysis of Financial Conditions and
Results of Operations
("MD&A")

(Unaudited)

For the three and nine months ending September 30, 2009

privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock. Our stock trades on the "OTC.BB" but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for energy companies generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a "penny stock," there are additional constraints on the development of an active trading market - see below.

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market. In general, "penny stock" (as defined in the SEC's rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As "penny stock" our stock therefore is subject to the SEC's rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

Your legal recourse as a United States investor could be limited. The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a

RAINCHIEF ENERGY INC.

Management's Discussion and Analysis of Financial Conditions and
Results of Operations
("MD&A")

(Unaudited)

For the three and nine months ending September 30, 2009

judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Additional Information
Additional information relating to the Company is available on SEDAR at www.sedar.com and at its corporate website, www.rainchief.com.